Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

October 2, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on October 2, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that today the Department of Mineral Resources of South Africa (the “DMR”) has granted Prospecting Rights and consent for prospecting to commence on the Waterberg Extension Rights covering approximately 530 square kilometers immediately adjacent and north of the newly discovered 17.5 million inferred ounce Waterberg Platinum and Palladium deposit (167 Million tonnes grading 3.26 grams per tonne of platinum, palladium and gold announced September 3, 2013 and detailed below).

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that today the Department of Mineral Resources of South Africa (the “DMR”) has granted Prospecting Rights and consent for prospecting to commence on the Waterberg Extension Rights covering approximately 530 square kilometers immediately adjacent and north of the newly discovered 17.5 million inferred ounce Waterberg Platinum and Palladium deposit (167 Million tonnes grading 3.26 grams per tonne of platinum, palladium and gold announced September 3, 2013 and detailed below).

A total of 7 drills have been mobilized today to commence drilling targeting the potential extension of the Bushveld Complex and the Waterberg Platinum deposit by drilling holes spaced 1 kilometer or more apart over approximately 20 kilometers.

The Company holds an effective 87% interest in the Waterberg Extension Prospecting Rights. The Extension Rights adjoin immediately to the north of the Waterberg Joint Venture where the Company holds an effective 49.9% interest with JOGMEC, the Japanese State Company, and a private empowerment partner holding the balance.

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Recent detailed airborne gravity and magnetic surveys completed by the Company over the known deposit and the Extension Permits provide signatures that clearly correlate to the shallow edge of the Waterberg deposit and provide obvious shallow targets along strike from the current northern edge of the drilled off deposit.

Background

A new portion of the Bushveld Complex was discovered in November 2011 off the north end of the known Complex by the Company and their joint venture partners including JOGMEC. The initial deposit contains new mineralized layers within the named the “T” and “F” Zones that are shallow, tabular and cover 5.5 kilometres of strike length. The deposit was not previously found as a result of a thin layer of cover rock covering the deposit area.

The initial deposit is limited to the north by the joint venture boundary. Through successful drilling of approximately 130,000 meters of core in 111 boreholes, the deposit has grown from September 2012: 6.2M ozs (3E) inferred to February 2013: 10.1M ozs (3E) inferred to September 2013: 17.52M ozs (3E) inferred. (See details in the Sept 3, 2013 Press Release and reports at www.sedar.com including risk factors and caution to all investors on Inferred resources).

A preliminary economic assessment on the Waterberg Platinum deposit is underway by Worley Parson TWP, an experienced South African mine development and engineering firm, with the results expected in December 2013. The shallowest edge of the Waterberg deposit is at 130m deep.

In early 2012, the Company recognized the potential regional significance of the new discovery and applied for a large area of potential strike extension on its own, with its private South African empowerment partner. In addition to the exploration drilling to date at Waterberg, considerable academic work with the assistance of the University of the Witwatersrand has been completed and this work has confirmed the initial interpretation that the Waterberg deposit is hosted in in a new part of the Bushveld Complex in a new deposit setting, under shallow cover rock.

Detailed airborne differential gravity and magnetic surveys along with ground follow-up calibrated on the known Waterberg deposit are being used to target the drilling on the Extension Permits. Additional Prospecting Permits outside of the currently targeted strike line are in process.

Technical Details

Inferred 2PGE+Au Resource Estimate, September 2, 2013
Prill Spilt and Base Metal Details – Ken Lomberg, Independent QP

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	Thickness M	TonnesMt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200

Note: The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this Press Release is R. Michael Jones, P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011 including in September 2013.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards.

Ken Lomberg is the independent qualified person for the resource estimation on the Waterberg deposit and he has reviewed the references to resources and ongoing work in this press release.

About Platinum Group Metals Ltd.

In addition to its exploration at Waterberg, Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. The Company is working towards finalizing a previously announced project financing banking arrangement and has approximately 1,000 persons on site in mine construction at the WBJV Project 1 Platinum Mine with a target of production in mid-2015.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

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For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

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ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

October 2, 2013

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